April 24, 2019

Emily M. Leproust
Chief Executive Officer
Twist Bioscience Corporation
455 Mission Bay Boulevard South, Suite 545
San Francisco, CA 94158

       Re: Twist Bioscience Corporation
           Draft Registration Statement on Form S-1
           Submitted April 18, 2019
           CIK No. 0001581280

Dear Ms. Leproust:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Donald Field at 202-551-3680 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Healthcare & Insurance